						Exhibit 12

	TAUBMAN CENTERS, INC.

	Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	(in thousands, except ratios)

		Year Ended December 31
		2013	2012	2011	2010	2009

	Earnings operations before income from equity investees and taxes (1)	$140,312	$114,287	$95,945	$77,928	$94,632

	Add back:
	Fixed charges	152,438	152,517	127,128	139,410	139,854
	Amortization of previously capitalized interest	4,438	4,427	4,401	4,411	4,443
	Distributed income of Unconsolidated Joint Ventures (2)	49,389	48,494	46,064	45,412	11,488

	Deduct:
	Capitalized interest	(16,385)	(3,594)	(422)	(319)	(1,257)
	Preferred distributions (3)			372	(2,460)	(2,460)

	Earnings available for fixed charges and preferred dividends	$330,192	$316,131	$273,488	$264,382	$246,700

	Fixed charges:
	Interest expense	$130,023	$142,616	$122,277	$132,362	$131,558
	Capitalized interest	16,385	3,594	422	319	1,257
	Interest portion of rent expense	6,030	6,307	4,801	4,269	4,579
	Preferred distributions (3)			(372)	2,460	2,460

	Total fixed charges	$152,438	$152,517	$127,128	$139,410	$139,854

	Preferred dividends (4)	20,933	21,051	14,634	14,634	14,634

	Total fixed charges and preferred dividends	$173,371	$173,568	$141,762	$154,044	$154,488

	Ratio of earnings to fixed charges and preferred dividends (1)	1.9	1.8	1.9	1.7	1.6

(1)
In 2011, the Company disposed of The Pier Shops at Caesars and Regency Square. These centers are reported separately as discontinued operations in the Consolidated Financial Statements in 2011. See "Note 2- Acquisitions, Dispositions, and Developments" to the Consolidated Financial Statements for further discussion of our discontinued operations. The calculation of the ratio of earnings to fixed charges was restated to exclude discontinued operations in 2011.

(2)	Distributed income of Unconsolidated Joint Ventures for the year ended December 31, 2009 includes $30.4 million in litigation charges related to Westfarms.

(3)	In October 2011, the Company redeemed the Operating Partnership's 8.2% Series F Preferred Equity for $27 million, which represented a $2.2 million discount from the book value.

(4)
In September 2012, the Company redeemed its 8% Series G Preferred Stock and its 7.625% Series H Preferred Stock. As a result of these redemptions, the Company recognized a charge of $6.4 million, which represents the difference between the carrying values and the redemption prices of the Series G & H Preferred Stock. This charge is included in preferred dividends for the year ended December 31, 2012.